Coloplast A/S
Holtedam 1
DK-3050 Humlebæk
Danmark

Tel. +45 49 11 11 11
www.coloplast.com


Coloplast

Securities and Exchange Commissions,
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA


06014522

07.06.2006

SUPPL

**SEC File Number, 82-34793**

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange no. 11/2006.

Yours sincerely,
Coloplast A/S

Leise Rasmussen
Corp. Communications & IR

Direct tel: +45 4911 1921
E-mail: dkler@coloplast.com



dlw 6/21

Coloplast A/S
Holtedam 1
3050 Humlebæk
Danmark


Tel +45 4911 1111
Fax +45 4911 1555
www.coloplast.com


Coloplast

**Information to the Copenhagen Stock Exchange no. 11/2006**
**Humlebæk, 7 June 2006**

## UK healthcare reform – further dialogue expected

***The Department of Health (DH) will conduct a new consultation process for the Stoma & Continence areas. For Wound Care, the DH has proposed reimbursement cuts for certain traditional wound care products so far not affecting Coloplast's products.***

In October 2005 the British healthcare authorities proposed changes to the arrangements for the provision of products and services in the markets for ostomy, continence and wound care products.

The consultation period ended on 23 January 2006 and since then the authorities have continued the dialogue with interested parties, including Coloplast and trade organisations, during a thorough review of the consultation responses.

The original consultation addressed Stoma, Continence, Wound Care and Chemical Reagents in one document. The Department of Health (DH) has now split these into 'Stoma & Continence' and 'Wound Care & Chemical Reagents'

In the area of ostomy and continence care, a new consultation process will be conducted. This process will initially be focusing on service standards and categorisation of products, although further consultation on reimbursement and remuneration levels will take place subsequently.

Within wound care, the DH has proposed reimbursement cuts for certain traditional wound care products. The exact timing of the implementation of these price cuts is unknown but they are likely to be effective from August 2006. At this stage, Coloplast's wound dressings are unaffected, but further consultation in relation to these product types may take place.

The DH proposed in the original document to lower reimbursement prices (payment for items) by 5% for wound care dressings and 15% for ostomy and incontinence appliances as well as changes to remuneration (payment for services). Furthermore the DH proposed to change the way reimbursement prices in primary care and prices in secondary care are established. Additionally, patient servicing, direct patient marketing and sponsoring of nursing posts would be addressed in the consultation process.



It is impossible to assess the precise timing and effects of possible changes in relation to the ongoing consultation process. However, it appears unlikely that there will be any effect on Coloplast's business for 2005/06. When we receive further substantial information from the British authorities, we will make an announcement.

Sten Scheibye
President, CEO

This announcement is available in a Danish and an English version. In case of doubt the Danish version shall prevail.

For further information: Executive Vice President, CFO Lene Skole, phone + 45 4911 1665 or IR manager Jørgen Fischer Ravn, phone + 45 4911 1308